UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. _____________)*


                           HALLADOR PETROLEUM COMPANY
                                (Name of Issuer)

                          Common Stock par value $.01
                         (Title of Class of Securities)

                                    406092205
                                 (CUSIP Number)

                                 March 22, 2005
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

- -----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 406092205            Schedule 13G

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Aspen Private Fund, LLC
         37-1501575
______________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
_______________________________________________________________________________
3.       SEC USE ONLY

_______________________________________________________________________________
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Wisconsin

                     5.   SOLE VOTING POWER
NUMBER OF                 445,190
SHARES              -----------------------------------------------------------
BENEFICIALLY         6.   SHARED VOTING POWER
OWNED BY                  0
EACH                -----------------------------------------------------------
REPORTING            7.   SOLE DISPOTIVE POWER
PERSON                    445,190
WITH                -----------------------------------------------------------
                     8.   SHARED DISPOTIVE POWER
                          0
_______________________________________________________________________________
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         445,190
_______________________________________________________________________________
10.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                              [ ]
_______________________________________________________________________________
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.27%
_______________________________________________________________________________
12.      TYPE OF REPORTING PERSON
         PN

CUSIP No. 406092205            Schedule 13G


Item 1(a).   Name of Issuer:

                  Hallador Petroleum Company

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  1660 Lincoln Street Suite 2700
                  Denver, CO 80264

Item 2(a).   Name of Person Filing:

                  Aspen Private Fund, LLC

Item 2(b).   Address of Principal Business Office or, if None,
             Residence:

                  700 N. Water Street Suite 1200
                  Milwaukee, WI 53202

Item 2(c).   Citizenship:

                  Wisconsin

Item 2(d).   Title of Class of Securities:

                  Common Stock par value $.01

Item 2(e).   CUSIP Number:

                  406092205

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)  [ ] Broker or dealer registered under Section 15 of the Act.

        (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.


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CUSIP No. 406092205           Schedule 13G


        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  [ ] A parent holding company or control person in
                 accordance with Rule 13d-1(b)(1)(ii)(G);  see item 7;

(h)   [ ] A savings association as defined in Section 3(b) of
                  the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4.      Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount Beneficially Owned: 445,190

        (b)  Percent of Class: 6.27%

        (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote    445,190
           (ii)  shared power to vote or to direct the vote        0
          (iii)  sole power to dispose or to direct the
                 disposition of                              445,190

           (iv)  shared power to dispose or to direct the
                 disposition of                                    0

CUSIP No. 406092205          Schedule 13G


Item 5.      Ownership of Five Percent or Less of Class.
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another
             Person.

             Aspen Private Fund, LLC is managed by Lubar & Co., Inc.
             whose Chairman and President are Sheldon B. Lubar and
             David J. Lubar, respectively. No other person other than the Chairman and President of Lubar & Co., Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable. This schedule is not being filed pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.      Notice of Dissolution of Group.

             Not Applicable

Item 10.     Certification.
             -------------

          (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the



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CUSIP No. 406092205           Schedule 13G
          -----------        --------------

          effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. "

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                By:  /s/ Sheldon B. Lubar
                                     --------------------------------------
                                Name:    Sheldon B. Lubar
                                Title:   Member
                                Date:    April 1, 2005